Exhibit 3.5
CERTIFICATE OF FORMATION
4455 GENESEE STREET, LLC
FIRST: The name of the limited liability company is 4455 GENESEE STREET, LLC.
SECOND: Its Registered Office is to be located at 3500 South Dupont Highway, Dover, Delaware 19901 in the county of Kent. The Registered Agent in charge thereof is W/K Incorporating Services, Inc.
I, THE UNDERSIGNED, for the purpose of forming a limited liability company under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein are true, and I have accordingly hereunto set my hand this 27th day of October, 2004.
/s/ Lawrence A. Kirsch____________________
LAWRENCE A. KIRSCH, Authorized Person on behalf of the LLC

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:00 PM 10/27/2004
FILED 03:00 PM 10/27/2004
SRV 040776696 - 3873555 FILE